OMB APPROVAL
OMB Number: 3235-0167 Expires: October 31, 2013 Estimated average burden hours per response . . . . . 1.50

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 333-153064
SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF FIRST
INTERSTATE BANCSYSTEM, INC., 2008 RESTATEMENT, AS AMENDED

(Exact name of registrant as specified in its charter)
401 North 31st Street, Billings, Montana 59116-0918 (406) 255-5390

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Plan Interests under the Savings and Profit Sharing Plan for Employees of First
Interstate BancSystem, Inc., 2008 Restatement, as Amended

(Title of each class of securities covered by this Form)
Class A Common Stock and Class B Common Stock

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑
     Approximate number of holders of record as of the certification or notice date: 0

EXPLANATORY NOTE
On June 22, 2010, First Interstate BancSystem, Inc. and the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc., 2008 Restatement, as Amended (the “Plan”), filed a post-effective amendment on Form S-8 (the “Post-Effective Amendment”) with the Securities and Exchange Commission to terminate the offering and deregister all of the unsold shares of common stock and related plan interests offered to employees under the Plan. Pursuant to the Post-Effective Amendment, the interests in the Plan are exempt from registration. Accordingly, this Form 15 is being filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including such reports on Form 11-K.
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee indicated below has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: January 18, 2011

Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc.
By:	/s/ LYLE R. KNIGHT
Lyle R. Knight
Chairman, First Interstate BancSystem, Inc. Benefits Committee, Plan Administrator of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc.